Exhibit 3.1

AMENDMENT NO. 2

TO THE

MACK-CALI REALTY CORPORATION

AMENDED AND RESTATED BYLAWS

This Amendment No. 2 to the Mack-Cali Realty Corporation Amended and Restated Bylaws duly adopted on June 10, 1999 (the “Bylaws”), shall be effective as of May 24, 2006. All terms used herein and not defined herein shall have the meanings ascribed to such terms in the Bylaws.

A new Section 17 is added to Article III of the Corporation’s Bylaws to read as follows:

“Section 17.     SELECTION OF DIRECTORS; RESIGNATION. If, in any uncontested election of directors of the Corporation, a director nominee has a greater number of votes “withheld” from his or her election than votes cast “for” his or her election, such director nominee shall promptly tender his or her resignation for consideration by the Nominating and Corporate Governance Committee of the Board of Directors. A vote will be considered “withheld” from a director nominee if a stockholder withholds authority to vote for such director nominee in any proxy granted by such stockholder in accordance with instructions contained in the proxy statement or accompanying proxy card circulated for the meeting of stockholders at which the election of directors is to be held. The Nominating and Corporate Governance Committee will then promptly evaluate all relevant factors relating to the election results, including, but not limited to: (i) the underlying reasons why a majority of affirmative votes was not received (if ascertainable), (ii) the director’s background, experience and qualifications, (iii) the director’s length of service on the Board of Directors and contributions to the Corporation, and (iv) whether the director’s service on the Board of Directors is consistent with applicable regulatory requirements, listing standards, the Corporation’s Corporate Governance Principles and the corporate governance guidelines of independent advisory firms such as Institutional Shareholder Services.

Subject to any applicable legal or regulatory requirements, the Nominating and Corporate Governance Committee shall, within ninety (90) days of the date on which certification of the stockholder vote is made, decide whether to accept the resignation, reject the resignation or, if appropriate, conditionally reject the resignation and retain the director in office only if the underlying causes of the withheld votes can be promptly and completely cured. A full explanation of the Nominating and Corporate Governance Committee’s decision will be promptly publicly disclosed in a periodic or current report filed with the Securities and Exchange Commission. Any director who tenders his or her resignation pursuant to this Bylaw and any non-independent director will not participate in the deliberations and decisions made hereunder.